UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-36903

KORNIT DIGITAL LTD.

 (Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Launch of Significant New Technology and Product

On April 2, 2019 (Israel time), Kornit Digital Ltd. (“Kornit” or the “Company”) announced that it has launched its new NeoPoly Technology, an industrial polyester printing method that prevents dye migration. Kornit’s new process handles polyester applications without having to compromise on design, run size, substrate or labor. The first system equipped with the Kornit NeoPoly Technology is the new Kornit Avalanche Poly Pro, which will be unveiled and become commercially available over the course of April 2019. The Kornit Avalanche Poly Pro is a single-step system, enabling easy and cost effective short-runs and on-demand printing on polyester garments.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K, including the press release appended as Exhibit 99.1, but excluding the quotes contained therein, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: April 1, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 2, 2019 entitled “Kornit Digital reinvents industrial Polyester printing with breakthrough innovation and technology”

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